ALLETE	Exhibit 12
Computation of Ratios of Earnings to Fixed Charges (Unaudited)

Year Ended December 31, 2011	2011	2010	2009	2008	2007
Millions
Earnings are defined:
Pretax Income Before Non-Controlling Interest	$129.2	$119.1	$91.5	$126.4	$137.2
Add: Fixed Charges	47.6	43.4	38.3	30.3	26.6
Less: Non-Controlling Interest (a)	—	—	—	—	—
Undistributed Income from Less than 50 percent Owned Equity Investment	3.8	3.4	3.7	3.8	3.3
Earnings as defined:	$173.0	$159.1	$126.1	$152.9	$160.5

Fixed Charges:
Interest on Long-Term Debt	$43.1	$39.7	$34.2	$27.4	$23.2
Other Interest Charges	1.6	1.0	1.6	0.4	1.5
Interest Component of All Rentals (b)	2.9	2.7	2.5	2.5	1.9
Total Fixed Charges	$47.6	$43.4	$38.3	$30.3	$26.6
Ratio of Earnings to Fixed Charges	3.63	3.67	3.29	5.05	6.03

(a)	Pretax income of subsidiaries that have not incurred fixed charges.

(b)	Represents interest portion of rents estimated at 33 1/3 percent.